MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of the financial condition and results of operations is prepared at March 17, 2008 and comments on Peace Arch Entertainment Group Inc.’s (“Peace Arch” or the “Company”), operations, performance and financial conditions for the years ended August 31, 2007 and 2006. This should be read in conjunction with the Company’s August 31, 2007 annual report and audited consolidated financial statements and the notes therein.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”).  Please refer to note 33 of the consolidated financial statements of the Company for a summary of differences between Canadian and United States (“U.S.”) GAAP.

All dollar amounts are in Canadian dollars unless otherwise indicated.

Please note that Peace Arch announced its intention to file restated consolidated financial statements for the fiscal year ended August 31, 2006, and for the quarterly periods ending November 30, 2006, February 28, 2007 and May 31, 2007 as referenced in its update release of financial statements dated February 28, 2008.

NOTE ON FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements.  When used in this annual report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” “predict,” “may,” “should,” the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, those factors discussed in the section entitled “Risk Factors.”  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, prospective investors should not place undue reliance on forward-looking statements.  The forward-looking statements in this annual report speak only as to the date hereof.  The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to reflect events or circumstances occurring after the date hereof.

RESTATEMENT

Fiscal 2006

The information contained in this Management Discussion and Analysis (“MD&A”) has been adjusted to reflect the restatement of our previously issued financial statements, as more fully described below and in note 3 of the audited consolidated financial statements for the year ended August 31, 2007.

During the year ended August 31, 2007, the Company identified errors in its financial statements related to our accounting treatment for interest incurred during the year ended August 31, 2006. It was determined that a portion of the interest incurred had been capitalized as a cost of the investment in film and television programming when no expenditures were being incurred on preproduction and production activities.   The financing obtained by or arranged for consolidated sole purpose production companies was used by Peace Arch to fund corporate working capital.  The adjustment results in an increase to interest expense and a corresponding decrease in the investment in film and television programming for the year ended August 31, 2006.

The reduction in the cost of the investment in film and television programming resulted in a reduction of amortization of investment in film and television programming for the year ended August 31, 2006.

03/17/2008

The Company identified a required revision to its financial statements related to penalties on outstanding matters relating to corporate tax affairs. It was determined that an additional amount of penalties should have been accrued resulting in an increase to selling, general and administrative expenses for the year ended August 31, 2006.

In addition, as at August 31, 2006, the Company has reclassified loans totaling $7.2 million to corporate loans from production loans to be consistent with the use of proceeds from the loans.

During the year ended August 31, 2007, the Company identified an error in the classification of cash flows in the statement of cash flows related to interest incurred and paid on debt during the years ended August 31, 2006 and 2005. The Company had included interest incurred during those years in the carrying values of certain production loans with the change in such loans, and presented as financing activities in the statement of cash flows. The component of the increase in loan balances representing interest incurred should have been a non-cash transaction within operating activities. Interest paid throughout those years had also been presented as financing activities in the statement of cash flows when repayments of certain production loans were made. The component of the repayment of loans representing interest should have been presented as cash used in operating activities in accordance with generally accepted accounting principles. As a result of this error, for the year ended August 31, 2006, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $2.0 million and $1.9 million, respectively, with a corresponding net decrease of $86,000 to cash used in operating activities. As a result of this error, for the year ended August 31, 2005, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $1.1 million and $717,000, respectively, with a corresponding net decrease of $408,000 to cash used in operating activities. This adjustment had no impact on the Company’s financial position or results of operations for the years ended August 31, 2006 and 2005.

The Company has also revised certain disclosures in its income tax rate reconciliation resulting from clerical errors made during 2006. The revisions to the disclosure did not affect the balance sheet as at August 31, 2006 or the statements of operations and cash flows for the year then ended.

There was no income tax impact resulting from the foregoing adjustments.

Impact of Adjustments

The following table presents the impact of the preceding adjustments to our previously reported quarterly and annual results for 2006:

(thousands of Canadian dollars except per share amounts)	2006
	Q1	Q2	Q3	Q4	Annual

Net (loss) as reported	(699)	(741)	(441)	(2,239)	(4,120)

Adjustments
Amortization of investment in film and television programming	-	-	17	160	177
Selling, general and administrative	-	-	-	(176)	(176)
Interest expense	(76)	(103)	(132)	(189)	(500)
	(76)	(103)	(115)	(205)	(499)

Net (loss) as restated	(775)	(844)	(556)	(2,444)	(4,619)

Basic and diluted (loss) per share
Net (loss) as reported	(0.04)	(0.04)	(0.02)	(0.08)	(0.19)
Net (loss) as restated	(0.04)	(0.04)	(0.03)	(0.08)	(0.21)

Fiscal 2007

The information contained in this Management Discussion and Analysis (“MD&A”) has been adjusted to reflect the restatement of our previously issued quarterly financial statements, as more fully described below and in note 3 of the consolidated financial statements for November 30, 2006, February 28, 2007 and May 31, 2007.

During the year ended August 31, 2007, the Company identified errors in its financial statements related to our accounting treatment for interest incurred during the periods ended November 30, 2006, February 28, 2007 and May 31, 2007. It was determined that a portion of the interest incurred had been capitalized as a cost of the investment in film and television programming when no expenditures were being incurred on preproduction and production activities. The financing obtained by or arranged for consolidated sole purpose production companies was used by Peace Arch to fund corporate working capital.  The adjustment results in an increase to interest expense and a corresponding decrease in the investment in film and television programming for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007.

The reduction in the cost of the investment in film and television programming resulted in a reduction of amortization of investment in film and television programming for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007.

During the year ended August 31, 2007, the Company identified a required revision to its May 31, 2007 financial statements related to the accounting for a sale of film rights.  It was determined that this arrangement should have been accounted for as a co-production, with each co-producer retaining its respective rights.  Previously the Company had recorded amounts received from the other co-producer as revenues from the sale of the co-producers rights to the film.  The adjustment resulted in a decrease to revenues of $1.3 million, a decrease to amortization of investment in film and television programming of $1.2 million and an increase in investment in film and television programming of $27,000 for the period ended May 31, 2007.

During the year ended August 31, 2007, the Company identified a required revision to its February 28, 2007 financial statements related to the recognition of warrant costs and the revaluation of common share purchase warrants on the date they vested.  The adjustment resulted in an increase to stock-based compensation and warrant costs which is included in selling, general and administrative expenses and a corresponding increase to contributed surplus in shareholders’ equity for the period ended February 28, 2007.

During the year ended August 31, 2007, the Company identified a required revision to its November 30, 2006, February 28, 2007 and May 31, 2007 financial statements related to the recognition and measurement of the income tax provision after re-evaluating its potential risks associated with the rationale for certain tax positions.  It was determined that a provision for income tax should be provided for.  Previously, no income tax expense had been provided for.  The adjustment resulted in an increase to income tax expense and a corresponding increase to accounts payable and accrued liabilities for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007.

Impact of Adjustments

The following table summarizes the impact above adjustments on the Company’s previously reported quarterly results for the first three quarters of fiscal 2007:

(thousands of Canadian dollars, except per share amounts)	2007
	Q1	Q2	Q3

Net earnings as reported	86	2,239	1,913

Adjustments
Amortization of investment in film and television programming	48	136	85
Co-producer arrangement	-	-	(27)
Stock and warrant-based compensation costs	-	(291)	-
Interest expense	(245)	(272)	(266)
Income tax expense	(262)	(576)	(567)
	(459)	(1,003)	(775)

Net (loss) earnings as restated	(373)	1,236	1,138

Basic (loss) earnings per share
Net (loss) earnings as reported	0.00	0.07	0.05
Net (loss) earnings as restated	(0.02)	0.04	0.03

Diluted (loss) earnings per share
Net (loss) earnings as reported	0.00	0.06	0.04
Net (loss) earnings as restated	(0.02)	0.03	0.03

ABOUT THE COMPANY’S BUSINESS

Peace Arch is an integrated media company that produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. The Company owns one of the largest libraries of independent feature films in the world, featuring more than 1,000 classic and contemporary titles, and is a leading distributor of DVDs and related products in Canada and the United States.  Peace Arch has six locations, two in Toronto, two in Los Angeles, one in Vancouver and one in New York.

The Company earns revenues primarily from two sources:  the distribution of newly acquired product and productions, and the distribution of its library.  Once a production is completed and delivered, the program is then included in the Company’s library of film and television programs along with acquired programming.  Through its internal sales operations, the Company licenses that programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors around the world.

Over the past few years, the Company has transformed itself into an integrated entertainment company, by acquiring first run and library content and compatible distribution vehicles, building its sales capacity and reducing the amount of capital and other resources devoted to production activities.

Peace Arch manages its business in three operating segments; Motion Picture, Television and Home Entertainment.  These operating segments are supported by the Company’s Corporate segment.

Motion Picture

The Company produces or acquires feature films intended for DVD or television premieres as well as intended for worldwide theatrical release. The Motion Picture segment derives its revenues by licensing distribution rights of these productions to sub-distributors in various territories and media throughout the world.   The Company also distributes a catalogue of approximately 1,000 titles on DVD and television.

Television

The Company’s Television segment derives revenues by licensing television films, series of episodes, documentaries and other programming produced or acquired by the Company to broadcasters, cable and satellite television providers and home entertainment distributors domestically and abroad. Over the past two years, the Company expanded its television division beyond its traditional lifestyle and documentary niche to include made-for-television movies and mini-series.

Home Entertainment

The Company’s Home Entertainment segment derives its revenues from the distribution of DVDs and ancillary merchandise to retailers in Canada and the United States.  It distributes sell-through and rental films across a wide variety of genres, such as children’s and family, special interest and live action feature films.

Corporate

The Company’s corporate segment provides support to the operating segments including information technology, finance, human resources, legal, investor relations and other corporate services.

THE COMPANY’S STRATEGIC DIRECTION

Peace Arch’s mission is to be a fully integrated, world-leading global entertainment company with partners in all major international markets. The Company is committed to expanding the way it delivers content to viewers by building the strength of its brand and by identifying new opportunities to deliver content. Through its strong relationships with international and domestic partners, Peace Arch has positioned itself as a leading independent distributor of feature film and television programming.  In support of this goal, the Company has implemented the following strategy:

•

Produce and acquire quality film and television projects;

•

Build an industry leading sales company through hiring and acquisition;

•

Accelerate growth by acquiring existing content libraries and compatible production and distribution capabilities;

•

Minimize project financing risk through the use of tax credits, film subsidies and non-recourse bank loans.

During fiscal 2007 the Company achieved several key milestones in support of its strategic direction. The acquisition of Castle Hill Productions, Inc. and Dream LLC (“Castle Hill/Dream”) in December 2006 provides Peace Arch with a new inventory of available entertainment content for worldwide distribution. The purchase of Trinity Home Entertainment, LLC (“Trinity”) in July 2007 supports the strategy of building in-house distribution capabilities. Acquiring the Toronto based production services company, Dufferin Gate Productions Inc. (“Dufferin Gate”) in July 2007, increases the Company’s production capacity and provides new opportunities to acquire third-party content for North American distribution and international sales. The Company continued to grow internally and filled its sales and distribution pipeline with new commercial content.

During the year, the Company appointed well known industry executives as President and Executive Vice President of the international division to oversee its international sales and distribution activities. In the fourth quarter, Peace Arch launched its new theatrical distribution division, Peace Arch Releasing. Throughout fiscal 2007 the Company has built and maintained liquidity and capital resources to fund both strategic acquisitions and to support its organic growth.

In fiscal 2008, the Company plans to focus its production activities on larger theatrical films, while reducing the amount of capital spent on or allocated to smaller budget productions and other related activities.  The Company expects that the distribution of motion pictures for theatrical release with wider audience appeal will be marketable both domestically and internationally and provide diversification of its revenue base.

Peace Arch will continue to capitalize on its growing supply of newly produced and acquired film and television content while further exploiting its film and television library, providing future revenue streams and a source of long term cash flow and value to the Company.

RECENT DEVELOPMENTS

Change in Management

On November 5, 2007, Gary Howsam, our former Chief Executive Officer was arrested in connection with a U.S. federal investigation into certain transactions between Comerica Bank of California and Mr. Howsam which occurred prior to Mr. Howsam joining Peace Arch in 2003.  Mr. Howsam was placed on administrative leave pending the outcome of the investigation following his arrest.  On November 23, 2007, Mr. Howsam voluntarily resigned as a director and as Chief Executive Officer.  Peace Arch and its subsidiaries are not a party to these proceedings.  Jeffrey Sagansky, Co-Chairman of the Board of Directors, is serving as Chief Executive Officer.  Mr. Sagansky is an entertainment industry veteran having held such positions as Chief Executive Officer of CBS Entertainment, Co-President of Sony Entertainment and President of Tri-Star Pictures.

In June 2004 Peace Arch’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action brought by Comerica Bank of California in connection with the allegations for which Mr. Howsam our former Chief Executive Officer, was arrested.  We believe that this claim asserted against Peace Arch’s subsidiary is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc.  We do not expect the outcome of this proceeding to have a material adverse effect on our financial position, results of operations, or liquidity.  The claim is subject to arbitration which has been stayed pending the outcome of the criminal allegation against Mr. Howsam.

Business Acquisitions

Castle Hill Productions Inc. and Dream LLC

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and 100% of the issued and outstanding member units of Dream LLC (“Castle Hill/Dream”).  The Castle Hill/Dream acquisition provides the Company with the rights to distribute a library of titles in the U.S. and internationally, and with an experienced management team to further enhance its capacity to exploit its own and other television programming and feature film packages.  The cost of the purchase was US$9.5 million (Cdn$11.1 million) consisting of cash consideration of $9.2 million paid at the time of closing, 1,120,419 common shares of the Company valued at $1.2 million and direct costs of the acquisition of $687,000.  The fair value of the common shares issued of $1.03 per share was based on Canadian exchange stock price quotation, and was determined based on the date the transaction was announced and final agreement was reached.

The cash component of the transaction was financed by (i) a term loan of US$2.7 million (Cdn$3.2 million) from a financial institution, (ii) an increase to an existing loan facility from a second financial institution totalling US$1.8 million (Cdn$2.1 million). The balance outstanding as at August 31, 2007 is US$559,000 (Cdn$590,000). The loan is due December 15, 2009, bears interest at the rate of LIBOR plus 2.75% and is secured by certain project related accounts receivable of the Company, (iii) a loan from the second financial institution in the amount of US$2.8 million (Cdn$3.2 million), which bears interest at the rate of LIBOR plus 2.25% and is secured by an existing project-related accounts receivable.  The loan was repaid during the year ended August 31, 2007, and (iv) balance from the Company’s available cash.

In conjunction with the provision of loans described in the preceding paragraph, the Company incurred aggregate financing costs of $381,000.

The acquisition of Castle Hill/Dream has been accounted for by the purchase method and the results of operations of Castle Hill/Dream have been included since December 21, 2006.  The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities. Goodwill resulted from this purchase and is attributable to synergies in the distribution activities of the Company and Castle Hill/Dream.  A portion of the cost of acquisition of $1.2 million, which is a preliminary allocation, has been attributed to customer relationships and is included in intangible assets.

Trinity Home Entertainment, LLC

On July 3, 2007, the Company acquired 100% of the membership interests of Trinity Home Entertainment, LLC (“Trinity”).  The purchase of Trinity provides the Company with a home entertainment studio in the U.S. that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in the U.S.  The cost of the purchase was US$10.0 million (Cdn$10.6 million) consisting of 229,358 common shares of the Company valued at US$482,000 (Cdn$511,000), cash consideration of US$7.5 million (Cdn$7.9 million) paid at the time of closing, future cash consideration of US$1.7 million (Cdn$1.8 million) and direct costs of the acquisition of $328,000.  Pursuant to the purchase agreement on closing of the transaction, the Company deposited into an interest bearing escrow account a maximum additional consideration of US$2.0 million (Cdn$2.1 million) based on Trinity’s achieving certain financial results as reported on its audited financial statements for the year ended December 31, 2006.  At August 31, 2007 the Canadian dollar converted amount of the deposited funds was $2.1 million.  Trinity’s financial results for the year ended December 31, 2006 gave rise to US$1.7 million (Cdn$1.8 million) of the contingent consideration and was paid subsequent to the year end from the proceeds of a private placement completed on June 8, 2007.

The fair value of the common shares issued of $2.23 per share was based on Canadian exchange stock price quotation and was determined based on the date the transaction was announced and agreement was reached.  The cash component of the transaction was financed by a portion of the net proceeds of a private placement completed on June 8, 2007.

The acquisition of Trinity has been accounted for by the purchase method and the results of operations have been included since July 3, 2007.   The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities. Goodwill resulted from this purchase and is attributable to synergies in the distribution activities of the Company and Trinity.  A portion of the cost of acquisition of $2.1 million, which is a preliminary allocation, has been attributed to customer relationships and is included in intangible assets.

Dufferin Gate Productions Inc.

On July 27, 2007, the Company acquired 40.01% of the issued and outstanding shares of Dufferin Gate Holdings Inc. (“DGH”), the parent corporation of Dufferin Gate Productions Inc. (“Dufferin Gate”), a Canadian company that provides production services and facilities, and subscribed for 19.98 Class A voting preferred shares, such that together the Company owns 50% of the voting rights in DGH.  The Company also entered into an arrangement whereby the remaining common shares can be put to the Company by the holder or called by the Company in 2008 as further explained below. As the put arrangement represents a financial liability as opposed to an equity interest in DGH, the Company is deemed to have acquired 100% of the residual interest in DGH and has consolidated 100% of DGH effective July 27, 2007.

The cost of the purchase was $4.8 million consisting of $2.2 million cash consideration paid at the time of closing, direct costs of acquisition of $83,000 and future consideration with a fair value of $2.6 million consisting of $2.0 million cash and common shares of the Company valued at $600,000.  The purchase was financed by a portion of net proceeds of a private placement completed on June 8, 2007.

On the date of the acquisition, the Company entered into an agreement (“the put option agreement”) with the remaining shareholder, requiring the Company to purchase all of the issued and outstanding shares of the holding company that owns the remaining issued and outstanding shares of DGH for a price of $3.2 million consisting of $2.6 million cash and common shares of the Company with a value of $600,000. The put option is exercisable no later than January 31, 2008.  Pursuant to the terms of the put option agreement, the Company deposited $2.6 million in an interest bearing escrow account; interest of $11,000 has accrued and is payable to the shareholder.  Upon the exercise of the put option, funds are released as follows: (i) $2.2 million immediately, (ii) $225,000 six months following the date of exercise of the option and (iii) $224,000 eighteen months following the date of exercise of the option.  The future releases are dependent on continued employment of the principal of DGH, and accordingly, this amount is being accrued as compensation cost over the period the amounts vest. The fair value of the common shares to be issued is determined based on the date that the put option is exercised.

On the same date, the Company entered into an agreement (“the call option agreement”) with the remaining shareholder, requiring the shareholder to sell all of the issued and outstanding shares of a holding company that owns the remaining issued and outstanding shares of DGH for a price of $3.2 million consisting of $2.6 million cash and common shares of the Company valued at a fixed and determinable amount of $600,000.  The call option is exercisable no earlier than February 1, 2008 and no later than January 31, 2009.

On January 7, 2008, the remaining shareholder exercised the put option requiring the Company to acquire the remaining 59.99% of the outstanding shares of Dufferin Gate.  Pursuant to the exercise of the put option agreement, the Company purchased all of the issued and outstanding shares of the holding company that owns the remaining issued and outstanding shares of DGH for $3.2 million, consisting of cash consideration of $2.6 million and 393,781 common shares of the Company valued at $600,000.  The fair value of the common shares issued of $1.52 per share was based on Canadian exchange stock price quotation and was based on the date the put option was exercised.  In addition, on January 10, 2008, the Company released $2.2 million from an interest bearing escrow account.

The acquisition of Dufferin Gate has been accounted for by the purchase method and the results of operations have been included since July 27, 2007.  The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities. Based on a preliminary allocation, goodwill resulted from this purchase and is attributable to production management infrastructure by the use of the studio facility and the personnel already in place.

kaBOOM! Entertainment Inc.

On January 23, 2006, we acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc. (“kaBOOM”), a home entertainment studio in Canada that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in Canada.  The cost of the purchase was $7.0 million, consisting of 1,033,058 common shares of Peace Arch valued at $500,000, 50,000 options of Peace Arch valued at $17,000, cash consideration of $3.0 million paid at the time of closing, future cash consideration of $3.2 million and direct costs of the acquisition of $264,000.  The fair value of the common shares issued of $0.48 per share was based on Canadian exchange stock price quotation, and was determined based on the date the transaction was announced and agreement was reached.  The options, which are fully vested, entitle the holder to acquire shares of Peace Arch at an exercise price of $0.41.

The purchase agreement also provided for payment of a maximum additional consideration of $1.0 million based on kaBOOM’s achieving certain results of operations for the 12 months ending April 30, 2006.  kaBOOM’s results of operations for the 12 months ended April 30, 2006 gave rise to the full amount of the contingent consideration becoming payable.  The additional consideration has been included as a cost of the purchase.  The future cash consideration of $4.2 million was settled from the proceeds of a private placement completed on June 7, 2006.

The obligations to settle the future cash consideration were supported by letters of credit amounting to $4.2 million which were provided by a financial institution and certain of the preferred shareholders.  In addition, the financial institution provided a term loan of $3.5 million, which was settled from part of the net proceeds of a private placement completed on June 7, 2006.

In conjunction with the provision of the financing described in the preceding paragraph, we incurred aggregate costs of $701,000, consisting of 731,060 common shares with a fair value of $325,000 issued to the financial institution, 245,291 common shares with a fair value of $108,000 issued to the preferred shareholders, and other fees and costs payable in cash of $268,000.  These costs are amortized over the term of the loan and lines of credit.  We also paid certain share issuance costs amounting to $25,000, which were charged to capital stock during the year ended August 31, 2006.

The acquisition of kaBOOM has been accounted for by the purchase method and the results of operations of kaBOOM have been included since January 23, 2006.

Private Placement

On June 8, 2007, the Company completed a private placement of 13,200,000 common shares for gross proceeds of $33.0 million (net proceeds of $29.8 million).  The net proceeds were used to repay loans from related parties in the amount of $4.9 million and $2.7 million plus related interest, repay a note payable in the amount of $267,000, $10.1 million was used to finance the acquisition of Trinity, and $4.8 million for the acquisition of Dufferin Gate.  The remaining net proceeds of $6.6 million were used for general working capital purposes.

Pursuant to an advisory agreement the Company granted, as partial compensation to retain an investment banker as financial advisor in various financing and acquisition activities, a warrant to purchase up to 400,000 common shares at an exercise price of $2.50 per share, exercisable until June 8, 2011.

The following table provides analysis of use of proceeds from the private placement:

(thousands of Canadian dollars)	2007
Net proceeds from private placement	29,807

Net proceeds were used to:
Repayment of debt and related interest	8,306
Acquisition of Trinity	10,092
Acquisition of Dufferin Gate	4,833
Other working capital	6,576
Total use of net proceeds	29,807

Variable Interest Entities

A VIE is an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or wherein the equity investors lack the characteristic of a controlling financial interest.  VIEs are subject to consolidation by a company if that company is considered to be the primary beneficiary of the VIE.  The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE’s activities or is entitled to receive a majority of the VIE’s residual returns or both.

The Company acquires from independent production entities various distribution rights to film properties either outright or by providing a non-refundable minimum guarantee against future revenues to be generated from its distribution activities. The Company has determined that these independent production entities are VIEs since they lack sufficient equity financing to support their business activities. The Company evaluates each of these arrangements for the purpose of determining the primary beneficiary of each VIE. The Company’s variable interests in these entities consist of non-refundable minimum guarantees, guarantees of certain debt of these entities and fees paid to a third party guarantor of obligations of these entities. The amount of these variable interests can be significant.  The Company is not the primary beneficiary in all of these arrangements. When the Company is not the primary beneficiary of the VIE, the minimum guarantee paid is included as investment in film and television programming.  The Company’s maximum exposure to loss for any particular film is represented by its non-refundable minimum guarantee and is reflected in the financial statements as investment in film and television programming.  When the Company is the primary beneficiary, the Company consolidates the VIE.

The Company has acquired distribution rights to several films and television programs from various independent production entities whose only activity is the production of the respective films and television programs.  The Company is the primary beneficiary of 16 of these production entities, of which two originated in 2006 and 14 originated in 2007.

The Company has consolidated the assets and liabilities of these production companies as follows:

(thousands of Canadian dollars)	2007

Bank indebtedness	(664)
Accounts receivable	3,192
Prepaid expenses and deposits	210
Investment in film and television programming	11,581
Production loans	(12,623)
Accounts payable	(1,696)

The Company has determined that its rights to acquire film properties from sole purpose production companies do not expose it to a majority of the expected losses or a majority of the expected returns on the VIEs.  The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees from non-consolidated VIEs is $nil.

KEY PERFORMANCE INDICATORS

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or U.S. GAAP as supplemental indicators of the Company’s operating performance and financial position.  These non-GAAP financial measures are provided to enhance the user’s understanding of the Company’s historical and current financial performance and its prospects for the future.  Management believes that these measures provide useful information in that they exclude amounts that are not indicative of the Company’s core operating results and ongoing operations and provide a more consistent basis for comparison between years.

While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) for the year, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the consolidated financial statements in Item 18.  In addition, these and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies.

Revenue

Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. Peace Arch’s revenue streams for the year ended August 31, 2007 were derived primarily from its three business segments: Motion Picture 23%, Television 41% and Home Entertainment 36% (2006 – 44%, 11% and 45%, respectively).

Amortization of investment in film and television programming, other production and home entertainment direct costs

Amortization of investment in film and television programming, production and home entertainment direct costs represents the amortization of the capitalized costs associated with internally produced and acquired film and television programming, from which distribution and licensing revenues are derived.  Other production costs include amounts due to third party participants with interests in the performance of the production and marketing expenses directly attributable to the exploitation of film and television programming.  Home entertainment direct costs consists primarily of duplication, distribution and marketing expenses of video and DVD as well as royalty expenses.

Writedown of investment in film and television programming

The Company records amortization of investment in film and television programming based upon the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.  Investment in film and television programming is recorded at the lower of remaining unamortized film costs and fair value and productions in progress are recorded at the lower of cost and estimated fair value.  Estimates of future film and television programming revenue and fair value are affected by changes in general economic or industry conditions and market preferences.  These estimates are reviewed periodically in accordance with company policy.  Significant decreases in future estimates of revenue may result in accelerating amortization of film and television production costs or require unamortized costs and productions in progress being written down to fair value, based upon estimated future discounted net cash flows from the related feature film productions or series.

Selling, general and administrative expenses

Selling, general and administrative expenses include period costs that are not directly attributable to the film and television program or home entertainment product. These include such costs as employee remuneration, professional fees, regulatory license fees, occupancy and overhead costs.

Stock and warrant-based compensation costs

Stock based compensation and warrant costs include the expenses associated with stock options granted to employees during the year, as well as the costs related to warrant issues.

Other Amortization

Other amortization includes amortization of property and equipment and intangible assets.

Loss before the undernoted

Loss before the undernoted is defined as operating revenue less operating expenses.

ANNUAL SELECTED FINANCIAL INFORMATION

The following table presents summary financial information for Peace Arch for each of the listed years ended August 31:

(thousands of Canadian dollars)	2007	2006 Restated(1)	2005
Revenues	61,787	21,258	10,747
Loss before the undernoted(2)	(2,772)	(3,143)	(1,706)
Net (loss) earnings for the year	(5,684)	(4,619)	1,449

Total assets	150,207	83,219	51,168
Corporate loans	7,841	7,153	-
Production loans	30,708	22,609	16,038

(1)

See discussion under “Restatement”.

(2)

Loss before the undernoted as defined in “Key performance indicators”.

HIGHLIGHTS FOR FISCAL 2007

Operations

î

Revenue from operations increased by 191% to $61.8 million from $21.3 million in 2006.

î

Completed three strategic acquisitions: U.S. film companies Castle Hill/Dream, U.S. DVD distributor Trinity and Toronto based production services company Dufferin Gate.

î

Delivered the first ten episodes of the co-production television series The Tudors which won two Creative Emmy Awards, and renewed its contract with Showtime Network for a second season.

î

Earned the Debut Feature Prize for Chapter 27 at its European premier at the Zurich Film Festival.

î

Won the Istanbul Film Festival’s Special Jury Prize, The Silver Tulip Award, for the comedy, Delirious.

î

Acquired eight new genre films for worldwide distribution during the fourth quarter.

î

Produced 43 new television episodes from the Company’s television lifestyle programming division contributing to new revenue growth.

î

Enhanced its management team by appointing well known industry executives to oversee international sales and distribution activities.

î

Launched a new theatrical distribution division, Peace Arch Releasing.  During the year the division released the feature films Interview, and Delirious.

Financial

î

Completed a private offering for gross proceeds of $33.0 million used to repay debt, finance the acquisitions of Trinity and Dufferin Gate, and for general working capital purposes.

î

Total assets increased by $67.0 million driven by both organic growth and business acquisitions.

CONSOLIDATED RESULTS OF OPERATIONS

The following table presents summary financial information for Peace Arch’s operating business segments and a reconciliation of loss before the undernoted to net (loss) earnings for the year for each of the listed years ended August 31:

							% Increase (decrease)
(thousands of Canadian dollars except percentages and per share amounts)	2007	%(1)	2006 Restated(3)	%(1)	2005	%(1)	2007 over 2006	2006 over 2005
OPERATING REVENUES Motion Picture Television Home Entertainment	13,966 25,622 22,199	22.6 41.5 35.9	9,399 2,265 9,594	44.2 10.7 45.1	9,200 1,547 -	85.6 14.4 -	48.6 1031.2 131.4	2.2 46.4 -
	61,787	100.0	21,258	100.0	10,747	100.0	190.7	97.8

OPERATING EXPENSES Motion Picture Television Home Entertainment Corporate	21,403 17,631 18,811 6,714	153.3 68.8 84.7 10.9	10,427 1,617 8,718 3,639	110.9 71.4 90.9 17.1	10,078 948 - 1,427	109.5 61.3 - 13.3	105.3 990.4 115.8 84.5	3.5 70.6 - 155.0
	64,559	104.5	24,401	114.8	12,453	115.9	164.6	95.9

(LOSS) EARNINGS BEFORE THE UNDERNOTED(2) Motion Picture Television Home Entertainment Corporate	(7,437) 7,991 3,388 (6,714)	(53.3) 31.2 15.3 (10.9)	(1,028) 648 876 (3,639)	(10.9) 28.6 9.1 (17.1)	(878) 599 - (1,427)	(9.5) 38.7 - (13.3)	(623.4) 1133.2 286.8 (84.5)	(17.1) 8.2 - (155.0)
	(2,772)	(4.5)	(3,143)	(14.8)	(1,706)	(15.9)	11.8	(84.2)

Interest income Interest expense Gain on sale of asset Foreign exchange gain (Loss) gain on settlement of obligations Legal settlement	1,539 (4,477) - 457 (409) 957	2.5 (7.2) - 0.7 (0.7) -	1,126 (3,372) 44 659 (41) -	5.3 (15.9) 0.2 3.1 (0.2) -	818 (953) 98 679 2,560 -	7.6 (8.9) 0.9 6.3 23.8 -	36.7 (32.8) (100.0) (30.7) (897.6) -	37.7 (253.8) (55.1) (2.9) (101.6) - -

(Loss) earnings before income taxes and non-controlling interest	(4,705)	(7.6)	(4,727)	(22.2)	1,496	13.9	0.5	(416.0)

Income tax (expense) recovery	(979)	(1.6)	108	0.5	-	-	(1006.5)	-
Non-controlling interest	-	-	-	-	(47)	(0.4)	-	(100.0)

NET (LOSS) EARNINGS FOR THE YEAR	(5,684)	(9.2)	(4,619)	(21.7)	1,449	13.5	(23.1)	(418.8)

(1)

Operating expenses and (loss) earnings before the undernoted for each business segment are expressed as a percentage of revenues for the segment.  Other items are expressed as a percentage of total revenues.

(2)

As defined in “Key Performance Indicators – Loss before the undernoted.”

(3)

As restated – see above under “Restatement”.

FISCAL 2007 COMPARED TO FISCAL 2006

2006 has been restated – see above under “Restatement”.

Revenues for fiscal 2007 were $61.8 million, up 191% from $21.3 million in the prior year.   The significant increases in revenues were driven by both organic growth, and new revenues of $3.9 million from business acquisitions completed during the year.

Operating expenses, defined as amortization of investment in film and television programming and other production costs, home entertainment costs, selling, general and administrative costs, stock and warrant-based compensation costs, and other amortization of $64.6 million in the year increased by 165% from $24.4 million in the prior year. The increase is due to the higher revenues and the higher amortization of film and television programming from both existing and newly acquired content. Included in operating expenses in the year is a $6.3 million writedown of investment in film and television programming relating to the Motion Picture segment.  This charge relates to writedowns arising from an impairment in the carrying value of certain film assets produced prior to 2005 in order to properly reflect the fair value of those projects and is described further in the discussion on the Fourth Quarter.

In fiscal 2007 the Company recorded a loss before the undernoted of $(2.8) million compared to a loss of $(3.1) million last year.  Loss from operations excludes interest and other gains or losses not attributable to operations.  Without the $6.3 million writedown discussed above, the Company generated earnings before the undernoted of $3.5 million compared to a loss at $(2.7) million last year, which is prior to writedowns of $468,000.  These earnings reflect the positive results of the Company’s strategy of accelerating growth by acquiring existing libraries and distribution capabilities.

In fiscal 2007, the Company recorded Income tax (expense) recovery of $(979,000) compared to $108,000 in the prior year.  The recognition and measurement of the Company's income tax provision involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. Potential liabilities are recognized for anticipated tax audit issues in various tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. During an extensive review of the fourth quarter of 2007, the Company re-evaluated its potential risk associated with the recognition and measurement of the Company's annual income tax provision and provided for these uncertainties.

As a result of the above Net (loss) earnings for the year were $(5.7) million compared to $(4.6) million in the prior year.  (Loss) earning per common share basic and diluted was $(0.17) compared to $(0.21) in the prior year.

Motion Picture

Motion Picture revenues for the year were $14.0 million, up 49% from $9.4 million last year.  During the year, the Company delivered 12 feature films compared to 10 films last year.  The films delivered in 2007 were: Chapter 27, Maneater, Bottom Feeder, The Mad, The Cradle, Harm’s Way, Guantanamero, Final Draft, Never Forget, Watching the Detectives, Killer Wave and Shred.  The significant increase in motion picture revenues is driven by the higher number of films delivered as well as additional distribution revenues from the film Delirious which was delivered in the fourth quarter of 2006.

The Company has 12 other feature films in production at year end compared to 9 last year.  The films acquired or in production at the end of fiscal 2007 were: Winged Creatures, The Deal, Shred II, Right Hand Man (a/k/a/ The Last Hit Man), Storm Cellar (a/k/a/ Grindstone Road), Time Bomb, Just Business, Bitten, Static, In Tranzit, Devil’s Mercy, and Weapon.

Operating expenses for the year were $21.4 million, up 105% from $10.4 million last year.  The increase in operating expenses is consistent with the increase in revenues, and is due to higher amortization of investment in film and television programming.  Included in amortization of investment in film and television programming is a $6.3 million charge arising from an impairment in film titles in order to properly reflect the fair value of those projects.  Following a transition in senior management, a detailed review of all film and television projects was completed.  As a result, it was determined that the carrying value of certain Motion Picture titles, of which the majority were delivered in fiscal 2005, were no longer recoverable, thereby resulting in an impairment.  The impairment results from a lower expectation of future sales from those titles.

Segment loss is defined as revenues less operating expenses.  Segment loss was $(7.4) million for the year, compared to a loss of $(1.0) reported in the prior year.

Television

Television revenues for the year were $25.6 million compared to $2.3 million last year.  The significant increase in television revenues is primarily from organic growth as well as new revenues from business acquisitions.  Revenues of $2.5 million reflect the inclusion of Castle Hill/Dream for eight months and Dufferin Gate for one month in 2007.

During the year, the Company delivered 43 episodes of television programming and 9 made-for-television movies, compared to 10 episodes of programming and 4 made-for-television movies last year.  The first 10 episodes of The Tudors, the dramatic mini-series based on the life of King Henry VIII, were delivered in the second and third quarters of 2007. The series won two Creative Emmy awards, and the Company renewed its contract with Showtime Network for a second season.  9 television episodes of Makeover Wish (Series I), 2 episodes of Makeover Wish (Series II), 13 episodes of Last 10 Pounds (Series I), 3 episodes of Last 10 Pounds (Series II) and 6 episodes of Air Dogs were delivered in the year. Included in the 9 made-for-television movies is Animal 2, the sequel to the feature film drama Animal.  The remaining television movies delivered during the year included Passions Web, Nightmare, Luna: The Way Home, Grizzly Rage, Hybrid, Eye of the Beast, Something Beneath and All the Good Ones are Married.

There were 8 television series in production at the end of fiscal 2007 including; The Tudors (Series II), Makeover Wish (Series II), Last 10 Pounds (Series II), Air Dogs (Series II), Bulging Brides, Guns, Flash Gordon and The Lab.  The production at year end was Ace of Hearts.

Operating expenses for the year were $17.6 million compared to $1.6 million in the prior year.  The Company continues to integrate the operations of the Castle Hill/Dream library and Dufferin Gate.  Operating expenses attributed to these acquisitions was approximately $900,000.  The significant increase in operating expenses is due to the higher amortization of investment in film and television programming associated with the higher number of projects delivered in 2007.

As a result of the above, segment earnings were $8.0 million for the year, compared to $648,000 last year.

Home Entertainment

Home entertainment revenues for the year were $22.2 million up 131%, compared to $9.6 million last year.  The increase in revenues is due to the inclusion of a full year of Peace Arch Home Entertainment Canada (“PAHE”), formerly kaBOOM! Entertainment Inc. compared to seven months last year as well as higher annualized revenues in 2007 for PAHE. The growth in revenues was driven by the supply of higher quality content during the year.  Included in results is two months revenues of $1.4 million recognized from the acquisition of Trinity on July 3, 2007.

Operating expenses for the year were $18.8 million up 116% from $8.7 million over last year.  The increase represents DVD duplication and other direct costs and is consistent with the increase in revenues.

Segmented earnings were $3.4 million in the year, compared to $876,000 last year. The higher earnings reflect both the increased revenue volumes and higher margins from the sale of its supply of new content.

Corporate

Corporate expenses of $6.7 million for the year increased from $3.6 million last year which represents the inclusion of corporate overhead related to additional support required for growth.  This increase relates primarily to the increased cost of personnel associated with enhancing the management team focusing on sales and distribution activities.  As a result of restatements and additional work performed, audit-related and other professional fees were $1.2 million for the year compared to $518,000 in the prior year.  Included in corporate results are stock and warrant-based compensation costs of $1.2 million in fiscal 2007 compared to $1.4 million last year.

Interest Income

Interest income for the year was $1.5 million, compared to $1.1 million in the prior year.  Interest income relates to interest earned with respect to the Restricted Term Deposit and interest earned on part of the proceeds from the private placement placed in short term deposits.  The interest earned with respect to the Restricted Term Deposit is offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense

Interest expense for the year was $4.5 million for the year, compared to $3.4 million in the prior year.  The change over the prior year reflects increased interest charges due to an increase in production and corporate loans and long term debt acquired during the year.

In fiscal 2007, $2.3 million of interest on indebtedness related to production of film and television programming was capitalized, compared to $1.1 million in fiscal 2006.  Interest component may vary each year depending on the dollar value of production during the year and the timing of production commencement and delivery during the year.

Foreign exchange gain

Foreign exchange gain for the year was $457,000, compared to $659,000 in the prior year and reflects the impact of the weakness in the U.S. dollar on the Company’s operations.

Gain (loss) on settlement of obligations

In fiscal 2007, the Company issued common shares for settlement of a loan payable plus interest to a related party in the amount of $464,000, and recorded a loss on settlement of $396,000. In addition, common shares were issued for the settlement of $71,000 dividends payable to certain preferred shareholders resulting in a loss of $13,000.

Legal settlement

Included in net earnings in fiscal 2007 the Company recognized a gain of $957,000 net of legal costs from the settlement of an outstanding dispute with a co-financier of a television series dating back to October 2001.

Income tax (expense) recovery

Income tax (expense) recovery of $(979,000) in the year consists of a $(1.6) million provision for income taxes net of a recovery for taxes for $594,000. The recognition and measurement of the Company's income tax provision involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. Potential liabilities are recognized for anticipated tax audit issues in various tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. During an extensive review of the fourth quarter of 2007, the Company re-evaluated its potential risk associated with the recognition and measurement of the Company's annual income tax provision and provided for these uncertainties.  A recovery for income taxes of $594,000 was recorded in the year, $221,000 relates to intangible assets that arose on the acquisitions of Dufferin Gate in 2007 and PAHE in 2006, which resulted in a future income tax liability represented by the tax effect of the temporary differences between the tax and accounting treatment of intangible assets. Amortization of intangible assets during the year resulted in a partial reversal of temporary timing differences and a resulting income tax recovery.  $373,000 was recorded as a future tax recovery, related to deductible temporary differences and net operating losses in the United States.

FISCAL 2006 COMPARED TO FISCAL 2005

2006 has been restated – see discussion under “Restatement”.

Revenues for fiscal 2006 were $21.3 million, up 98% from $10.7 million last year. Motion Picture and Television experienced increases of 2% and 46% respectively. Home Entertainment revenues in 2006 represent seven months of revenues from the purchase, in the second quarter, of kaBOOM.

Operating expenses, defined as amortization of investment in film and television programming and other production costs, home entertainment costs, selling, general and administrative, stock-based compensation and warrant costs, and other amortization of $24.4 million were up 96% from $12.5 million in the prior year. The increase is consistent with the revenue growth, and includes seven months of Home Entertainment costs from the purchase of kaBOOM.

Loss before the undernoted was $(3.1) million compared to $(1.7) million in the prior year.  Loss before the undernoted excludes interest and other gains or losses not attributable to operations.  The Television segment reported earnings of $648,000, an increase of 8% from the prior year.  The Home Entertainment segment achieved earnings of $876,000 for the seven months reported, and the Motion Picture segment incurred a loss of $(1.0) million, after incurring a loss of $(878,000) in the prior year.

Motion Picture

Motion Picture revenues for the year were $9.4 million, up 2% from prior year.  The Company’s strategy to expand its distribution channel with a variety of new programming is consistent with the Company’s focus on distribution.

Operating expenses for the year were $10.4 million, up 3.5% from last year, primarily driven by enhanced marketing and sales activities.

Segment loss defined as revenue less operating expenses.  Segment loss was $(1.0) million for the year, 17% higher than the loss of $(878,000) reported in the prior year due to increased sales infrastructure and marketing cost related to the increased number of feature films delivered.  The Company strengthened the sales infrastructure to accommodate the growing number of titles to be acquired and delivered.

Television

Television revenues for the year were $2.3 million, up 46% over last year. This increase is due to higher sales from the television library and the recognition of a television movie entitled The Stranger Game in fiscal 2006 compared to fiscal 2005.

Operating expenses for the year were $1.6 million, an increase of 71% from prior year, consistent with the increase in revenues.  As discussed above under restatement of August 31, 2006, there is a reduction of amortization of investment in film of $177,000.

Segment earnings were $648,000 for the year, 8% higher than last year.  The Company expanded the television division by acquiring and producing more projects.  The Company was in production of the 10 hour dramatic mini-series focusing on the tumultuous years of King Henry VIII’s nearly 40 year reign of England.

Home Entertainment

Home Entertainment revenues of $9.6 million in fiscal 2006 represent seven months of revenues recognized from the acquisition kaBOOM in the second quarter of 2006.

Operating expenses for the year were $8.7 million, representing seven months of DVD duplication, other direct costs and overhead costs associated with home entertainment revenues.

Segment earnings were $876,000 for the year.  The Company acquired kaBOOM in January 2006 as part of the Company’s strategy to diversify operations by selling directly to video and DVD retailers.

Corporate

Corporate represents the incremental cost of corporate overheads in excess of the amount allocated to the other operating divisions.  Corporate overhead in fiscal 2006 was $3.6 million, up from $1.4 million in 2005.  The increase is a result of additional support required for organic growth and the acquisition of kaBOOM.  Stock-based compensation and warrant costs increased to $1.4 million in fiscal 2006 from $257,000 in the prior year.  This increase reflects the Company’s higher expense for the costs related to warrant issues and stock options granted to employees during the year.   As discussed above under restatement of August 31, 2006, there is $176,000 of penalties in fiscal 2006, relating to outstanding tax returns.

Interest Income

Interest income increased to $1.1 million for the year, compared to $818,000 in the prior year.  The largest component is interest revenue earned on the Restricted Term Deposit of $991,000 compared to $811,000 in the prior year.  This interest revenue was offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense

Interest expense for the year was $3.4 million up from $953,000 last year due to the increase in production loans from $16.0 million to $22.6 million and interest on the bank credit facility and interest expense on the Film Financing Obligation discussed above.  As discussed above under restatement of August 31, 2006, there is interest of $500,000 relating to a portion of interest cost incurred and capitalized during the year that should have been expensed.

In fiscal 2006, $1.1 million of interest on indebtedness relating to production of film and television programming was capitalized. In fiscal 2005, $0.7 million of interest on indebtedness relating to production of film and television programming was capitalized. Interest component may vary each year depending on the dollar value of production during the year and the timing of production commencement and delivery during the year.

Income tax recovery

Intangible assets that arose in the kaBOOM acquisition resulted in a future income tax liability represented by the tax effect of the temporary timing differences between the tax and accounting value of intangible assets.  Amortization of the intangible assets during the year resulted in a partial reversal of the temporary timing differences and an income tax recovery of $108,000.

SUMMARY OF QUARTERLY RESULTS

The following tables set forth certain unaudited data from the consolidated statements of earnings (loss) for each of the eight most recent quarters ended August 31, 2007. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited financial statements for the year ended August 31, 2007.

(thousands of Canadian dollars except per share amounts)	Revenues	Net (loss) earnings	(Loss) earnings per share
			Basic	Diluted
2007(1) 4th Quarter 3rd Quarter (restated) 2nd Quarter (restated) 1st Quarter (restated)	11,428 18,753 20,276 11,330	(7,685) 1,138 1,236 (373)	(0.17) 0.03 0.04 (0.02)	(0.17) 0.03 0.03 (0.02)
2006(2) 4th Quarter (restated) 3rd Quarter (restated) 2nd Quarter (restated) 1st Quarter (restated)	7,864 8,824 3,661 909	(2,444) (556) (844) (775)	(0.08) (0.03) (0.04) (0.04)	(0.08) (0.03) (0.04) (0.04)

Restatement of Quarterly Results

See discussion under “Restatement”.

Seasonality

Results of operations for any period are dependent on the number, timing and commercial success of motion pictures and television programs delivered or made available to various media, none of which can be predicted with certainty.  Home Entertainment results of operations are impacted by strong sales in the Christmas season and during the first and second quarters.  Consequently, results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

Significant items causing variations in quarterly results

During the second quarter ended February 28, 2007, the Company recognized a gain of $957,000 from the settlement of an outstanding dispute with the co-financier of a television series.

During the third quarter ended May 31, 2007, the Company issued 277,406 common shares valued at $860,000 for settlement of a loan payable plus interest, in the amount of US$405,000 (Cdn$463,000).  The Company recorded a loss on settlement of $396,000.

During the third and fourth quarters ended May 31, 2007 and August 31, 2007, the Company recorded a writedown of investment in film and television programming of $800,000 and $5.5 million respectively to properly reflect the carrying value of certain film assets.

FOURTH QUARTER

Revenues for the fourth quarter were $11.4 million, an increase of 44% over $7.9 million last year.  The growth in revenues is driven by Television and Home Entertainment segments with the inclusion of Castle Hill/Dream, Trinity, and Dufferin Gate results.

Income tax recovery for the fourth quarter was $260,000 compared to an income tax recovery of $108,000 last year. Income tax recovery of $260,000 in the quarter consists of a $(167,000) provision for income taxes net of a recovery for taxes for $427,000. The recognition and measurement of the Company's income tax provision involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. Potential liabilities are recognized for anticipated tax audit issues in various tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will likely be due. During an extensive review of the fourth quarter of 2007, the Company re-evaluated its potential risk associated with the recognition and measurement of the Company's annual income tax provision and provided for these uncertainties.

The net loss in the fourth quarter was $(7.7) million compared to a net loss of $(2.4) million last year. During the fourth quarter, with a transition in Management, the Board of Directors encouraged Management to more thoroughly review the future prospects of all film and television titles. Investment in film and television programming is recorded at the lower of remaining unamortized film costs and fair value. Estimates of future film and television programming revenue and fair value are affected by changes in general economic or industry conditions and market preferences. As part of a detailed review, Management re-evaluated these estimates and concluded that there were decreases in future revenue estimates relating to certain motion picture film titles of which the majority were delivered in fiscal 2005. As a result, a writedown of the carrying value of investment in film of $5.5 million was recorded, which is included in the loss for the quarter.  As a result of the restatements and additional work performed, audit fees of $850,000 were accrued in the quarter.

In addition, the fourth quarter was impacted by seasonality with lower deliveries of Motion Picture and Television product and lower Home Entertainment sales.

LIQUIDITY AND CAPITAL RESOURCES

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate and sales infrastructure and also through acquisitions.  The Company will continue to require additional financing until it can generate substantial positive cash flows from operating activities. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained.

The Company operates in an industry that has long operating cycles which require cash injection into new projects significantly ahead of the delivery and exploitation of the final production.  The Company has historically financed the capitalized costs of the proprietary film and television programming through financing presales from customers, borrowing from bank facilities high interest short-term bridge loan facilities, government tax incentives and contributions from co-producers which is limited to the future cash flows from the project.  The Company also funds capital requirements through working capital deployed as interim financing and through the issuance of shares and warrants and is dependent on continued access to external sources of financing.

During fiscal 2007, the Company completed a private placement for proceeds of $33.0 million (net proceeds $29.8 million), which was used to finance certain business acquisitions, as well as to repay outstanding loans in the amount of $8.3 million.  In addition, the Company secured new sources of financing with a Canadian limited partnership carrying lower rates of interest and received funds from the exercise of preferred and common share warrants.  The acquisitions of PAHE in 2006 and Trinity in 2007 provide the Company with cash flows from operations.

During the last two years, the Company has used production loan facilities on an interim basis to fund corporate working capital.  Wholly owned production subsidiaries of the Company borrow, from various parties, on an interim basis prior to finalizing the financing for a film or television series.  The Company uses any portion of these facilities that are not immediately required to finance the costs of production in its operating activities.  The Company also arranges interim bridge financing for third party owned production entities for which it also acts as distributor of film rights for the purpose of financing production costs.  The Company uses, for the purpose of financing its operating activities, any portion of production loans that are not immediately required by the production entities. The Company repays the loans plus the interest owed to the original lender of the funds when these production entities require the funds to finance its costs of production.  At August 31, 2007, the balance of such facilities was $3.5 million.

The financial statements have been prepared on a going concern basis.  The Company’s current working capital situation is severely constrained.  The Company has the ability to generate cash internally from certain operating segments as well as to borrow funds against unsecured rights for films and other financing sources. The Company continues to pursue various financing initiatives.  However, there is no assurance that the Company will be successful in its financing efforts.  The application of the going concern basis is dependent upon the Company obtaining additional financing in the short-term to fund its continuing operations and meet its obligations as they come due.  On January 19, 2008, the Company obtained short-term financing of $2.7 million in the form of related party loans due within one year.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

As at August 31, 2007, the Company had cash or cash equivalents available of $5.1 million compared to $1.2 million in 2006 and was fully drawn on its $3.0 million bank credit facility.

Cash Flows

2006 and 2005 have been restated – see discussion under “Restatement”.

Cash Flows from Operating Activities

During the year, $14.0 million was used by operating activities, compared to $17.9 million used by operating activities in fiscal 2006.  The improvement in cash flows from operations during the year was mainly attributable to an increase in non-cash operating working capital.  The increase in non-cash operating working capital is primarily due to greater increase in accounts payable and accrued liabilities of $11.7 million compared to $1.2 million in the prior year, offset by greater increase in accounts receivable and other amounts due as a use of cash of $10.7 million compared to $4.5 million in the prior year.  A greater increase in accounts receivables and other amounts due, offset by a greater increase in accounts payable and accrued liabilities is due to higher revenues and related expenses in 2007.  During fiscal 2006, $17.9 million was used by operating activities compared to $5.4 million in fiscal 2005 primarily due to the increase in investment in film and television programming.

Cash Flows from Investing Activities

In fiscal 2007, cash flows used for investing activities was $24.2 million, compared to $7.4 million used in 2006 and $51,000 used in 2005. The significant increase in the cash flows used in investing activities in 2007 is attributable to three business acquisitions, Castle Hill/Dream, Trinity and Dufferin Gate completed in the year compared to one acquisition, PAHE in 2006, as well as an increase in restricted cash of $4.8 million related to the Dufferin Gate and Trinity acquisitions.

Cash Flows from Financing Activities

In fiscal 2007, cash flows from financing activities was $42.2 million compared to $25.1 million in fiscal 2006 and $5.4 million in fiscal 2005.   The major financing activities during the year included raising net proceeds of $30.9 million through the issuance of common shares while generating cash by increasing corporate and production loans by a net amount of $8.2 million.  In fiscal 2006, the Company raised net proceeds of $8.6 million through the issuance of common shares and generated cash by increasing production loans by a net amount of $6.5 million.  During fiscal 2005, the Company generated $3.0 million by a net increase in production loans.

Capital Resources

Bank Credit Facility

The Company has a bank credit facility with a Canadian bank with a maximum amount of $3.0 million (2006 – $2.5 million). The credit facility bears interest at the prime rate plus 1.25% and is due on demand. The bank credit facility is secured by a general assignment of a subsidiary’s assets and a guarantee from the Company.  At year end, this facility was fully drawn.

Corporate Loans:

Term Loans

In connection with the acquisition of Castle Hill/Dream the Company entered into an agreement with the Canadian Imperial Bank of Commerce to borrow US$2.7 million (Cdn$3.2 million). The loan bears interest at the bank’s US base rate.  The term loan was repaid and reduced to US$1.5 million (Cdn$1.6 million) by December 31, 2007 in accordance with the terms of the loan; and is due to be repaid and reduced to US$833,000 (Cdn$880,000) by December 31, 2008; to US$233,000 (Cdn$246,000) by December 31, 2009; and repaid in full by December 31, 2010. The loan balance as at August 31, 2007 was US$2.4 million (Cdn$2.6 million).

In connection with the acquisition of Castle Hill/Dream, the Company entered into an agreement with a financial institution to increase an existing loan facility to borrow an additional US$1.8 million (Cdn$2.1 million) for the purpose of completing the financing of the purchase price.  At August 31, 2007, the balance outstanding is US$559,000 (Cdn$590,000), which is due December 15, 2009 and bears interest at the rate of LIBOR plus 2.75%.  The loan is secured by existing and future receivables of certain films.

Mortgage Payable

In connection with the acquisition of Dufferin Gate, the Company assumed a mortgage payable with a financial institution in the amount of $1.2 million.  The mortgage bears interest at the Business Development Bank of Canada’s base rate plus 0.75% and has monthly principal instalments of $8,350.  The final loan payment will be on December 15, 2021.

Subsequent to year end, the Company entered into an agreement with the Business Development Bank of Canada for an additional loan for $2.2 million.  The loan bears interest at the Business Development Bank of Canada’s base rate minus 0.75% and has monthly principal instalments of $8,350.  The final loan payment will be on December 15, 2030.

Production Loans Applied to Corporate Activities

Certain of the Company’s subsidiaries enter into financing arrangements with financial institutions and other lenders for funding to be used solely to produce films and televisions programs.  These subsidiaries include wholly owned companies and VIEs legally controlled by others.  These subsidiaries transferred all or a portion of the funds received under production loans’ draws to other subsidiaries of the Company to be used for other purposes including funding working capital.  The funds were transferred back to the production entities when those entities require the funds to finance their costs of production. In some cases, the proceeds of the loans from certain non-financial institutional lenders were provided to these other subsidiaries and never transferred to the production entities.  These loans have either been repaid or the Company intends to repay these loans from its cash flows.

Other terms of and security provided for the loans provided by financial institutions are described in note 14(a). Other terms and guarantees of the loans provided by other lenders, as described in note 14(b).

The loans bear interest at the rate of 6% to 30% per annum and have arrangement fees of 6%.  The weighted average interest rate of loans outstanding was 26.90% (2006 - 30%).  Interest incurred on the loans while the Company has use of the funds for corporate activities or while production entities are not active in preproduction and production is included in interest expense.

Included in the balance of production loans applied to corporate activities at August 31, 2007 is US$2,500,000 (Cdn$2,856,000) (2006 - US$2,179,000 (Cdn$2,408,000)) in such preproduction loans denominated in United States dollars.  In the year ended August 31, 2007, $1,180,000 (2006 - $500,000) of interest and arrangement fees were included in earnings.

Production Loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

The financing arrangements are usually between the entity producing the film project and the lender. The production entity borrowing the funds may have periods of time when not all the funds borrowed are required for financing the costs of production. The Company may use such funds temporarily in its operating activities other than production of films and television programs and interest incurred on the loans, while the Company is not incurring pre-production and production costs, is included in expense.  Upon commencement of incurring product costs such loans are reclassified as production loans and interest thereafter is capitalized as part of the cost of production until the production is substantially completed and amortized as part of the investment in film and television asset any unused portion of these loans from the production entity for use in financing its operating activities. The Company repays the amounts used when the production entities requires funds to finance the costs of production. Interest and arrangement fees incurred on the loans while the Company has use of the funds are included in interest expense.

Commitments

The Company has entered into various contracts which result in future cash flow commitments related to production loans, operating leases, obligations to issue shares and revenue guarantee obligations. The following table details the cash flow commitments over the next five years and thereafter related to these obligations.

(thousands of Canadian dollars)
	Total	2008	2009	2010	2011	2012	After 2012
Bank Credit Facility	3,000	3,000	-	-	-	-	-
Business Acquisition Payable	4,410	4,410	-	-	-	-	-
Corporate Loans	7,841	5,110	839	734	346	100	712
Production Loans	30,708	30,469	239	-	-	-	-
Lease Obligations	3,731	621	764	802	804	740	-
Film Asset Acquisition Commitment	23,306	23,306	-	-	-	-	-
Participation Liabilities	6,189	5,440	710	39	-	-	-
Revenue Guarantee Obligation	22,272	-	22,272	-	-	-	-
Total Contractual Obligations	101,457	72,356	24,824	1,575	1,150	840	712

Capital Structure

During the year ended August 31, 2007 the following capital transactions occurred:

•

On September 7, 2006, 500,000 Series II preference share warrants were exercised at a price of US$0.50 per share for proceeds of US$250,000 (Cdn$277,000).

•

On October 24, 2006, the Company issued 71,318 common shares in settlement of $71,000 of dividends payable to certain preferred shareholders. The value of the shares issued to settle the liability was $84,000.  The Company recorded a loss on settlement of $13,000.

•

On November 17, 2006, 200,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$108,000 (Cdn$123,000).  A balance of $67,000 representing a portion of the value associated with warrants was transferred from warrants.

•

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill/Dream, which in part consisted of the issuance of 1,120,419 common shares of the Company valued at $1,158,000.  The fair value per common share of $1.03 was determined based on the date the transaction was announced and agreement was reached.

•

On January 12, 2007, the Company issued 39,907 common shares in settlement of $43,000 of dividends payable to certain preferred shareholders. The value of shares issued to settle the liability was $43,000.  The Company recorded no gain or loss on settlement.

•

In January 2007, 245,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$132,000 (Cdn$156,000).  A balance of $90,000 representing a portion of the value associated with warrants was transferred from warrants.

•

On April 30, 2007, the Company issued 277,406 common shares valued at $860,000 for settlement of a loan payable, in the amount of US$250,000 (Cdn$285,000) and interest in the amount of US$151,000 (Cdn$174,000).  On May 10, 2004, the Company entered into an agreement with an affiliate of a member of senior management to loan the Company US$250,000 (Cdn$285,000). The loan had interest at the rate of 11% per annum.  The Company recorded a loss on settlement of $396,000.

•

In May 2007, 645,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$348,000 (Cdn$399,000). A balance of $296,000 representing a portion of the value associated with warrants was transferred from warrants.

•

In May 2007, 1,185,896 Series II preference share warrants were exercised at a price of US$0.50 per share for proceeds of US$593,000 (Cdn$653,000).

•

On June 8, 2007, the Company completed a private placement of 13,200,000 common shares for gross proceeds of $33 million (net proceeds of $29.8 million).  The proceeds were used to repay loans from related parties in the amount of $5.0 million plus interest and $2.7 million plus interest.  The remaining net proceeds were used for general working capital purposes and to finance the acquisitions of Trinity and Dufferin Gate.

•

In July 2007, 35,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$19,000 (Cdn$21,000).  A balance of $29,000 representing a portion of the value associated with the warrants was transferred from warrants.

•

On July 3, 2007, the Company acquired 100% of the issued and outstanding shares of Trinity for consideration, which in part consisted of 229,358 common shares of the Company valued at $511,000.  The fair value of the common shares issued of $2.23 per share was based on the date the transaction was announced and agreement was reached.

•

During the year ended August 31, 2007, the Company issued 690,329 common shares for gross cash proceeds of $413,000 in connection with employee stock options that had been exercised.  A balance of $272,000 representing a portion of the value associated with stock options was transferred from contributed surplus.

•

On August 31, 2007, the Company acquired 100% of the issued and outstanding shares of John Flock Productions Inc. (“Flock”), a U.S. company acquired from Mr. John Flock, the President, Chief Operating Officer, a director and a member of senior management of the Company, for $740,000.  The transaction did not consist of a business combination and the principal asset acquired was film assets, which is included in development.  The cost of the purchase was determined by the value of the Company’s common shares issued in the amount of 370,373 valued at $740,000.  The fair value of the common shares issued of $2.00 per share was based on the date the transaction was completed.

OFF BALANCE SHEET ARRANGEMENTS

Loan Guarantees

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the “co-producer”) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At August 31, 2007, the total amount of such unpaid loans was approximately $101,000 (2006 - $223,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

Film Distribution Rights Commitment

At August 31, 2007, the Company had commitments of $10.9 million (2006 - $2.2 million) with respect to the acquisition of film distribution rights to 12 films, which will be delivered to the Company during the year ended August 31, 2008. These payments are required to be made at the date of delivery of the respective films, which is expected to be no later than August 31, 2008.  In addition, payment related to one television series with a film distribution rights commitment of $12.4 million is due during the year ended August 31, 2008.

FINANCING ARRANGEMENTS WITH A LIMITED PARTNERSHIP

Certain lenders provide corporate and production loans to the Company that are required to be guaranteed or supported by collateral. The Company has entered into financing arrangements with a Canadian limited partnership (Cangap) that provides security for bank loans that are provided either to (i) the Company for the purpose of financing its minimum guarantee obligations related to film and television rights acquisitions, or (ii) to consolidated production entities directly to support financing of production costs.  Cangap receives a loan guarantee fee that ranges from 10% to 13% based on the initial amount of the loan guarantee.  Total fees incurred by the Company for the year ended August 31, 2007 were $1.1 million (2006 - $703,000).  Interest calculated at the bank’s prime rate less 0.5%, is paid to the bank by the borrowing entity.  The limited partnership guarantee is secured by certain distribution rights relating to each project and in certain instances cross-collateralized against multiple titles. In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions.  These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

•

During the year ended August 31, 2007 the Company paid $290,000 (2006 - $190,000, 2005 - $185,000) to a company controlled by a shareholder, former director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

•

During the year ended August 31, 2007, included in production loans was $4.9 million (2006 - $nil) plus interest payable due to a director, a shareholder, and two members of senior management (or companies controlled by senior management).  During the year ended August 31, 2007, the Company incurred interest and arrangement fees of $170,000 (2006 - $nil) which is included in interest expense in the consolidated statements of earnings (loss).  The loan was repaid from the proceeds of a private placement completed on June 8, 2007.

•

During the year ended August 31, 2006, the Company entered into an agreement with a company controlled by a director and a member of the Company’s senior management to loan the Company $2.7 million. The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. During the year, the Company paid interest of $478,000 (2006 - $99,000), of which $412,000 was paid to the director of the Company and the member of the Company’s senior management.  The interest is included in interest in the statement of earnings (loss).  The loan was repaid from part of the net proceeds of the private placement completed on June 8, 2007.

•

As at August 31, 2007, included in production loans was $nil (2006 - $50,000) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan was repaid in June 2007.  Interest on the loan was $nil (2006 - $nil).

•

On April 30, 2007, the Company issued 277,406 common shares valued at $860,000 for settlement of a loan payable, in the amount of US$250,000 (Cdn$285,000) and interest in the amount of US$151,000 (Cdn$174,000).  On May 10, 2004, the Company entered into an agreement with an affiliate of a member of senior management to loan the Company US$250,000 (Cdn$285,000). The loan had interest at the rate of 11% per annum.  The Company recorded a loss on settlement of $396,000.

•

On August 31, 2007, the Company acquired 100% of the issued and outstanding shares of John Flock Productions Inc. (“Flock”), a U.S. company acquired from Mr. John Flock, the President, Chief Operating Officer, a director and a member of senior management of the Company, for $740,000.  The transaction did not consist of a business combination and the principal asset acquired was film assets, which is included in development.  The cost of the purchase was determined by the value of the Company’s common shares issued in the amount of 370,373 valued at $740,000.  The fair value of the common shares issued of $2.00 per share was based on the date the transaction was completed.

•

On January 19, 2008 the Company announced that CEO and the Co-Chairman of the Board of Directors, agreed to provide the Company with a bridge loan of $2.7 million to be used by the Company for general corporate purposes.  The bridge loan bears interest at 12% per annum.  The bridge loan is due within one year from the time the loans are made.  The loans may be repaid in advance without penalty at the option of the Company. No fees are payable by the Company in respect of the bridge loans.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value.  At February 29, 2008 the Company had 48,752,532 common shares outstanding (excluding 222,689 shares in escrow).  At August 31, 2006, the Company had 30,964,977 common shares outstanding (excluding 343,689 shares in escrow).

The Company is authorized to issue an unlimited number of preference shares, issuable in series without par value.  At February 29, 2008 the Company had 4,347,825 Series I preference shares and 4,347,825 Series II preference shares issued and outstanding.  There were 4,347,825 Series I preference shares and 3,161,929 Series II preference shares and 1,185,898 Series II preference share warrants outstanding in fiscal 2006.

The Company has 9,461,947 common shares reserved for issuance pursuant to the current stock option plan, of which 1,138,328 were exercised prior to August 31, 2007.

ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments, Comprehensive Income and Hedges

In January 2005, the CICA issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, 3251, “Equity”, and 3865, “Hedges”.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis.  The Company has adopted these new standards effective September 1, 2007.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how financial instrument gains and losses are to be presented.  This Section requires that:

•

All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

•

All financial liabilities be measured at fair value if they are classified as held for trading purposes.  Other financial liabilities are measured at amortized cost using the effective interest method;

•

All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income.  It includes unrealized gains and losses such as:  changes in the currency translation adjustment relating to self-sustaining foreign operations, unrealized gains or losses on available-for-sale investments, and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530.  Upon adoption of these standards, the Company will report the following items in the consolidated financial statements:

•

Comprehensive income and its components.

•

Accumulated other comprehensive income and its components.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes.  It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

The Company is currently assessing the impact of these new standards on its consolidated financial statements.

Variability in Variable Interest Entities

In September 2006, the Emerging Issues Committee of the CICA issued EIC 163, “Determining the Variability to be Considered in Applying AcG-15”.  EIC 163 provides additional clarification on how to analyze and consolidate VIEs.  EIC 163 will be effective January 1, 2007 on a prospective basis however retrospective application to the date of the initial adoption of AcG-15 is permitted.  The Company does not expect that this new standard will have a material impact on its consolidated financial statements.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, “Capital Disclosures”.  This Section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing capital.  This standard is effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis.  The Company will adopt this new standard effective September 1, 2008.

Financial Instruments – Disclosures and Presentation

In December 2006, the CICA issued Handbook Sections 3862, “Financial Instruments – Disclosures” and 3863, “Financial Instruments- Presentation”.  These standards enhance existing disclosures in previously issued Section 3861 “Financial Instruments-Disclosures and Presentation”.  Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed.  Section 3863 carries forward the same presentation standards as Section 3861.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis.  The Company will adopt these new standards effective September 1, 2008.

Accounting Changes

In September 2005, the CICA released new Handbook Section 1506, “Accounting Changes”, effective for the annual period beginning on or after January 1, 2007. This section replaces the former Section 1506 which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.  The Company will adopt the standard effective September 1, 2007.

General Standards of Financial Statement Presentation

CICA, 1400, “General Standards of Financial Statement Presentation”’ was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  PAE does not expect the adoption of these changes to have an impact on its financial statements.

Inventories

CICA 3031, Inventories, replaces CICA 3030 Inventories.  The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, “Inventories”.  The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including  allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 – “Property, Plant and Equipment”, was amended to reflect this change).  CICA 3031 applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. PAE does not expect the adoption of these changes to have an impact on its financial statements.

Goodwill and Intangible Assets

CICA 3064, “Goodwill and Intangible Assets”, will replace CICA 3062, “Goodwill and Other Intangible Assets”.  The standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP.  Under current Canadian standards, more items are recognized as assets that under IFRS or U.S. GAAP.  The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated.  The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  These changes are effective for fiscal years beginning on or after October 1, 2008, with early adoption encouraged.  PAE is evaluating the effects of adopting this standard.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are described in note 2 to the Consolidated Financial Statements. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  The most significant assumptions made by management in the preparation of the Company’s financial statements include future revenue projections for investment in film and television programming; valuation allowances and impairment assessments for various assets including investment in film and television programming, future income taxes, property, plant and equipment, intangible assets and goodwill; assessment of tax exposures; and returns and sales incentives.    Actual results could differ from those estimates.

Variable Interest Entities

See discussion of VIE under Recent Developments above.

Revenue Recognition

Revenue from the sale or licensing of films and television programs recognized upon meeting all recognition requirements of SoP 00-2.

Revenue from the sale of film and television programming rights and licence arrangements is recognized only when persuasive evidence of a sale or arrangement with a customer exists, the film is complete and the contractual delivery arrangements have been satisfied, the licence period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured, and other conditions as specified in the respective agreements have been met.  Certain film productions of the Company were undertaken in combination with other co-producers. Each co-producer retains its respective distribution rights.  The Company records revenue, expenses, liabilities and assets pursuant to the agreement.

Home Entertainment revenue from the sales of videocassettes and digital video discs (“DVDs”), net of provision for estimated returns, rebates and allowances, is recognized upon shipment to the customer.  Under revenue sharing arrangements, revenue is recognized when the Company is entitled to receipts and such receipts are determinable.  Revenues are recorded net of estimated returns, rebates and other allowances.  Provision for product returns is based on previous historical returns and estimated expected returns on a title-by-title basis.  There will be differences between estimated and actual returns.  The Company acts as an agent for one of its suppliers and therefore record revenues net of expenses in such circumstances.

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

Film Investments

Investment in film and television programming represents the unamortized costs of film and television programming that has been produced by the Company or for which the Company has acquired distribution rights.

Costs of acquiring distribution rights and producing film and television programs are capitalized and amortized using the individual film forecast method, whereby capitalized costs are amortized, and ultimate participation costs are accrued, in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licensing of the film or television program. For acquired film and television program titles, capitalized costs consist of minimum guarantee payments to the producer to acquire the distribution rights. For film and television programs produced by the Company, capitalized costs include all direct production and relevant financing costs incurred during production. Financing costs are capitalized to the costs of a film or television program when expenditures on pre-productions and production activities are being incurred.   Capitalization of financing costs ceases when the film or television programming is substantially complete.  Production financing provided by third parties that acquire substantive participation is recorded as a reduction of the cost of the production.

Productions in progress represent the accumulated costs of productions that have not been completed or delivered by the Company.

Film and television programming in development includes the costs of acquiring film rights to books, stage plays, or original screenplays, and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off at the earlier of the date they are determined not to be recoverable, when projects under development are abandoned, or three years from the date of the initial investment.

For films, other than episodic television series, ultimate revenue includes estimates over a period not to exceed 10 years following the date of initial release. For episodic television series, ultimate revenue includes estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later.

Revenue estimates are prepared on a title-by-title basis and are reviewed periodically based on current market conditions. For films, revenue estimates include licensing of television broadcast rights, sale of videocassettes and DVDs, and box office receipts. For television programs, revenue estimates include licensed rights to broadcast television programs. Ultimate revenue includes estimates of secondary market revenue for produced episodes only when the Company can demonstrate through its experience or industry norms that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licensed successfully in the secondary market. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programming may be required as a consequence of changes in management’s future revenue estimates.

The carrying amount of investment in film and television programming, including acquired film rights, is reviewed on a title-by-title basis for recoverability based on current market conditions. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value of the film or television program is determined using management’s estimates of future revenues and costs under a discounted cash flow approach. A writedown is recorded equivalent to the amount by which the carrying amount exceeds the estimated fair value of the film or television program.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired.  Goodwill is not amortized, but is tested for impairment.

The Company uses a two-step impairment test annually, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill.  To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amount, including goodwill.  When the fair value is in excess of its carrying amount, the goodwill is not considered impaired, and the second step of the impairment test is not necessary.

When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination.  An impairment loss is recognized when the carrying amount of goodwill exceeds its fair value.  It is not reversed in the event that the fair value subsequently increases.

Intangible Assets

Intangible assets represent the fair value assigned to brand; customer relationship and other intangible assets associated with the acquired businesses and are amortized on a straight-line basis over a period of five to six years from the date of acquisition.  The Company reviews its intangible assets for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Impairment is tested by comparing the estimated future cash flows to its carrying value.

Income Taxes

Future income taxes are provided for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be realized, it provides a valuation allowance against the excess.

The recognition of future tax assets depends on management’s assumption that future earnings will be sufficient to realize the future benefit.  No assurance can be given that future earnings will be sufficient to realize the future benefit.

Stock Based Compensation and Other Stock Based Payments

Effective September 1, 2004, the Company adopted the revisions to CICA handbook Section 3870 that required the use of the fair value method for all stock-based compensation transactions. The application of this accounting methodology required management to estimate a number of variables, including the risk free rate, and the expected volatility of the stock price.  The amounts determined for these variables, which are detailed in note 21(c) to the Financial Statements, have a significant impact on the values assigned to the stock options.

FINANCIAL INSTRUMENTS

As at August 31, 2007 and 2006, the Company’s financial instruments included cash and cash equivalents, restricted term deposits, accounts receivables and other amounts due, corporate loans, production loans, bank credit facilities, revenue guarantee obligation, and accounts payable and accrued liabilities. The carrying values of the cash and cash equivalents, bank credit facility, corporate loans, production loans, and the revenue guarantee obligations approximate fair value as the interest rates are reflective of current market rates as at August 31, 2007 or because of their short term to maturity. The Company has trade receivables of $27.3 million that approximate fair value because they are due within the year.  The Company has trade receivables that are not due until after August 31, 2008, with a fair value of $2.3 million and a carrying value of $2.5 million.  The Company has accounts payable and accrual liabilities of $29.8 million that approximates fair value because they will be paid within the year.  The Company has accounts payable and accrued liabilities that are not due until after August 31, 2008, with a fair value of $796,000 and a carrying value of $856,000.

IMPACT OF RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS

The Consolidated Financial Statements have been prepared in accordance with accounting principles in Canadian GAAP.  For reconciliation to accounting principles generally applied in the U.S., see note 33 to the Consolidated Financial Statements as at August 31, 2007 and 2006 and for the years ended August 31, 2007, 2006, and 2005.

Accounting for Uncertainty in Income Taxes – an interpretation of FAS Statement No. 109 (“FIN 48”)

FASB issued an interpretation under FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns.  FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods and disclosure.  FIN 48 is applicable for fiscal years beginning on or after December 15, 2006.  The Company is currently considering the impact of the adoption of this interpretation.

Fair Value Measurements (“SFAS 157”)

FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values.  This standard does not require any new fair value measurements.  The standard is applicable for fiscal years beginning after November 15, 2007.  The Company is currently considering the impact of the adoption of this interpretation.

The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”)

FASB issued SFAS 159 which permits entities to choose to measure many financial instruments and certain other items at fair value.  This Statement is effective as of an entity’s first fiscal year that begins after November 15, 2007.  The Company is currently considering the impact of the adoption of this interpretation.

Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property (“EITF – Issue 07-1”)

EITF Issue 07-1, “Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property”– The Emerging Issues Task Force (“EITF”) is considering the accounting for arrangements under which companies participate in the development and commercialization of intellectual property including motion pictures.  A company may receive revenues and incur costs under such arrangements as well as make or receive payments from the other participant in the arrangement.  While the EITF has not finalized a conclusion, it has tentatively reached certain conclusions as noted below. A collaborative agreement is a contractual arrangement which involves one or more parties who both are active participants in the operating activity and are exposed to significant risks and rewards dependent on the commercial success of the activity. If the activity is a collaborative activity, the company that is the principal in the arrangement would be required to recognize the costs incurred and revenue generated from transactions with third parties. Payments between the participants are to be classified in the income statement according to the nature of the arrangements. If finalized, the guidance in this issue would be effective in the first annual reporting period beginning after December 15, 2007.  The Company has not yet determined the impact of adopting EITF 07-1 on its consolidated results of operations or financial position.

Business Combinations and Noncontolling Interests (“SFAS No. 141(R)” and “SFAS No. 160”)

SFAS No. 141(R), “Business Combinations” and SFAS, No. 160, “Noncontrolling Interests in Consolidated Financial Statements”.  Effective for fiscal years beginning after December 15, 2008, these standards will improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements.  SFAS No. 141 (R) replaces SFAS No. 141, “Business Combinations”.  SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.  The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination.

Consolidated Financial Statements (“SFAS No. 160”)

SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary.  SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented.  The Company does not expect the adoption of these changes to have an impact on its current financial statements; however, these changes may affect potential future business.

RISK FACTORS

The Company’s business is subject to a number of risks and uncertainties discussed below.  Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition.

The Company may be unable to comply in a timely manner to file its financial statements for the three months ending November 30, 2007, and the Ontario Securities Commission may impose an Issuer Cease Trade Order

As a result of the Company not filing its financial statements for the year ended August 31, 2007 by the required date, the Company became subject to a Management and Insider Cease Trade Order.  The Company is still under a Management and Insider Cease Trade Order until such time that the financial statements for the three months ending November 30, 2007 have been filed.  On December 13, 2007, the Ontario Securities Commission (“OSC”) issued a Management Cease Trade Order until such time as the statements are filed.  On January 28, 2008, the OSC agreed that the Management Cease Trade Order will remain in place to allow the Company additional time to complete the statements, provided the Company continues to comply with the alternative information guidelines of the OSC.  The Company intends to continue complying with the alternative information guidelines of the OSC until such time as it becomes current with its filing obligations.

The Company has historically generated losses and it cannot assure future profitability

The Company historically has generated losses and cannot assure future profitability. In three of the Company’s last five years have reported losses.  Losses would have been recognized in the last five fiscal years absent gains on settlement of obligations.  As of August 31, 2007, the Company had an accumulated deficit of $(15.3) million.  If the Company continues to have losses in the future, it may not be able to generate positive cash flows sufficient to finance continuing activities. The inability to meet those needs could have a material adverse effect on the business, results of operations and financial condition.

The Company is subject to risks associated with possible acquisitions, business combinations, or joint ventures

From time to time the Company engages in discussions and activities with respect to possible acquisitions, business combinations, or joint ventures intended to complement or expand its business.  The Company may not realize the anticipated benefit from any of the transactions it pursues.  The integration of the acquired business could also require the Company to incur significant costs and cause diversion of management’s time and resources.  Events and circumstances subsequent to such transaction could also result in impairment of goodwill and other intangibles, development write-offs and other related expenses.  Any of the foregoing could have a material adverse effect on the business, results of operations and financial condition.

The Company’s success depends on factors in the motion picture and television industry

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk. Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public, which is difficult to predict. Each film and television program is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of the Company’s productions depends on many factors, including the critical acclaim they receive, the actors and other key talent, their genre and their specific subject matter. The commercial success of its productions also depends upon the quality and acceptance of productions that its competitors release into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which the Company does not control and all of which may change. The Company cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on its business, results of operations and financial condition. Some or all of the Company’s proprietary film and television programs may not be commercially successful, resulting in failure to recoup the Company’s investment or realize anticipated profits.

Revenues and results of operations may fluctuate significantly

Results of operations for any period depend on a number of factors such as on the number of film and television programs that are delivered, the price at which the Company is able to sell them and when the cost of the productions are within budget.  Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods. In particular, results of operations in any period depend to a large extent upon the Company’s production and delivery schedule for television programs and motion pictures.  As a result of the production cycle, its revenues are not recognized evenly throughout any given year.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.

The Company’s business requires a substantial investment of capital

The Company’s ability to maintain and expand its development, production and distribution of proprietary programming and to cover its general and administrative expenses depends upon its ability to obtain financing through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of its interests in certain projects or other assets.  If the Company’s access to existing credit facilities is not available, and if other funding does not become available to replace existing credit facilities should they not be available, there could be a material adverse effect on the business.

The loss of key personnel could adversely affect the Company’s business

The Company relies, to a significant degree on the experience, leadership and skills of senior executives who provide unique and useful services.  The loss of the services of any key personnel could have an adverse impact on the Company’s business, results of operations or financial condition.  Although the Company has obtained and intends to maintain “key man” life insurance coverage with respect to these personnel, there is no assurance that the proceeds would be sufficient to compensate fully for the loss of the services of any of these individuals if they were to die.

Gary Howsam, who was the Company’s Chief Executive Officer, was arrested on November 5, 2007 in connection with a U.S. federal investigation into certain transactions with Comerica Bank which occurred prior to Mr. Howsam joining Peace Arch.  Mr. Howsam was put on administrative leave on November 6, 2007 and voluntarily resigned as director and Chief Executive Officer on November 23, 2007.  Jeffrey Sagansky, the Company’s Co-Chairman, is currently serving as Chief Executive Officer.  Mr. Sagansky is an entertainment industry veteran, having held such positions as Chief Executive Officer of CBS Entertainment, Co-President of Sony Entertainment and President of Tri-Star Pictures.  The Board has been assessing management’s requirements and is focused on finding an appropriate successor to Gary Howsam on a permanent basis.  Although there can be no assurances, the Company believes that it will be able to find a suitable replacement for Mr. Howsam.

Management’s forecasts for future revenues supporting film book values may not be achieved

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management’s estimate of ultimate revenues for each program pursuant to the Statement of Position (“SOP-002”) issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants.  As a result of the Company’s policy it typically amortizes a minimum of 80% of the costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of its programming accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

The Company may be unable to comply in a timely manner with the requirements of the Sarbanes-Oxley Act relating to the assessment by the Company of the effectiveness of its internal controls over financial reporting, and its assessment may identify material weaknesses and may result in an attestation with an adverse opinion from its auditors, each of which could adversely affect its reputation and share price

Section 404 of the Sarbanes-Oxley Act 2002 and related regulations presently requires that the Company will be required to perform an evaluation of its internal control over financial reporting for years ending after December 15, 2007 and have its auditors attest to such evaluations on an annual basis for years ending after December 15, 2008.  The Company has been and still is evaluating its internal control systems to allow its management to report on, and its auditors to attest to its internal control over financial reporting. There can be no assurance that the Company will complete the necessary work to comply with all aspects of Section 404 and related regulations in a timely manner.

Weaknesses in the Company’s internal control over financial reporting may cause it to be unable to prevent or detect material misstatements in a timely manner. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause it to fail to meet its reporting obligations. If the assessment of its internal control over financial reporting identifies material weaknesses that must be disclosed, the Company may receive an attestation with an adverse opinion from its auditors as to the effectiveness of its internal control over financial reporting. Furthermore, potential acquisitions of businesses that are currently not in compliance with Section 404 requirements could lead to disclosures on currently unforeseen deficiencies in its internal control over financial reporting. This could adversely affect its ability to comply with business combinations accounting procedures in preparing its consolidated financial results. Each of these consequences could reduce the market’s confidence in the Company’s financial statements and negatively affect the price of its shares.

During the year ended August 31, 2007, we identified several material weaknesses which have been disclosed under “Control and Procedures”.  If we fail to remedy any identified material weakness or fail to maintain effective control over financial reporting in the future, we may be subject to regulatory scrutiny and loss of public confidence in our internal control. All of these factors may cause our stock price to decline.

There is substantial doubt about the Company’s ability to continue as a going concern

The auditors’ report on the Company’s Consolidated Financial Statements includes comments for U.S. readers on Canada-U.S. reporting differences and note 1 to its Consolidated Financial Statements outlines factors that cast substantial doubt on its ability to continue as a going concern.  The Consolidated Financial Statements have been prepared on a going concern basis which assumes that Peace Arch will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of Peace Arch are dependent upon its ability to continue to raise adequate financing and to generate profitable operations for the future.

The Company has historically relied on both third party and related party financing.  Management is continuing to target sources of additional financing as well as other business and financial transactions to sustain the Company’s current and future operations.  There can be no assurances that it will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should Peace Arch be unable to continue as a going concern.

The potential for budget overruns and other production risks are difficult to predict

Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company’s control.  These factors may delay or prevent completion of a production.  If there are significant cost overruns, it may have to seek additional financing to complete the production.  Financing on terms acceptable to the Company may not be available.  The Company may be unable to recoup the additional costs, which could have a material adverse impact on operating results and liquidity.  Productions are bonded and, if necessary, calling upon the bonder to complete can mitigate any significant cost overrun or risk of completion.

Reliance on a few key customers

The Company’s revenue is generated in part due to production activities in numerous countries.  The Company has several primary customers who purchase distribution rights to the filmed product the Company sells.  The Company has several large customers through which home entertainment product is distributed.  In the year ended August 31, 2007, one customer in the Television segment represented approximately 18% of total revenues, a second customer in the Home Entertainment segment represented approximately 18% of total revenues and a third customer in the Motion Picture segment represented approximately 12% of total revenues and two customers in the Television and Motion Picture segment collectively represented approximately 11% of total revenues.  The loss of any one of its major customers would adversely affect the Company’s sales and revenues.  Furthermore, if any of the Company’s customers become insolvent or have difficulties meeting their financial obligations to the Company for any reason, it may suffer losses.

Sales of outstanding shares may hurt the Company’s stock price

Certain shareholders hold a substantial number of shares.  The sale of these shares could cause the trading price of the Company’s stock to substantially decline ..  In addition, such sales may create the perception by the public of difficulties or problems with its products and services or management.  Sales of these shares could also make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that it deems reasonable or appropriate.

The preference shares have priority over the common shares of the Company

The Company has 4,347,825 Series I and 4,347,825 Series II preference shares outstanding as of August 31, 2007 and the Company has the ability to issue additional preference shares.  The preference shares shall be entitled to priority over the common shares and over any other shares of the Company ranking junior to the preference shares with respect to the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

Certain benefits could be lost by failing to meet certain government incentive programs

The Company currently finances a portion of its production budgets through Canadian and United States government agencies and incentive programs, including federal and provincial tax credits, as well as through similar international arrangements in the case of its international co-productions.  These tax credits combined can represent approximately 20% of an individual production budget.  The Company will continue to qualify for these tax credits if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch. If Canadians fail to beneficially own or control a majority of the voting rights at any time, the Company could lose such tax incentives and the costs of its productions would increase substantially. Canadian law requires Canadian conventional, specialty, pay and pay-per-view television services to devote a certain amount of their programming schedules, including prime time, to Canadian productions. If the Company fails to qualify as a Canadian producer, it would be more difficult to obtain time slots in Canada for its programming, a “slot” being a broadcast time period for a program. The Company believes it will continue to qualify as a Canadian producer for this purpose as long as, among other things, Canadians beneficially own or control a majority of the voting rights. These incentive programs, including federal and provincial tax credit programs, may be amended or eliminated in the future, which could result in a material increase in the effective cost of its productions. The loss or elimination of these tax and business incentives would have a material adverse effect on the Company’s results of operations and financial condition.

The Company is smaller and less diversified than many of the Company’s competitors

Although the Company is an independent distributor and producer, it competes with major U.S. and international studios. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels that can provide both means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their film and television operations. In addition, the major studios have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major studios may also give them an advantage in acquiring other businesses or assets, including film libraries, that the Company might also be interested in acquiring.  The foregoing could have a material adverse effect on the Company’s business, results of operations and financial condition.

Revenues and results of operations are vulnerable to currency fluctuations

The Company receives a significant portion of its revenues from U.S. and international sources in U.S. dollars while it’s operating costs and production costs of film and television programming is primarily denominated in Canadian dollars.  Accordingly, results of operations can be affected by fluctuations in the U.S. dollar exchange rate.  The results of these fluctuations may be material.  To date, the Company has not entered into any material currency hedging instruments.

Results of operations are subject to interest rate fluctuations

The Company borrows funds from banks and other financial institutions to finance the production costs of its film and television programming that is generally incurred in advance of contracted receipts and revenues from these programs.  These loans may bear interest at rates that change as market interest rates fluctuate. A rise in interest rates would cause an increase in costs to produce film and television programs and an adverse effect on its results of operations and financial condition.

The Company could be adversely affected by strikes or other union job actions

The Company’s productions employ members of a number of unions, including, without limitation, the International Alliance of Theatrical and Stage Employees, the Teamsters and the Alliance of Canadian Cinema, Television and Radio Artists.  In addition, the film and television programming produced by the Company generally employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America and Directors Guild of America, respectively, pursuant to industry-wide collective bargaining agreements. The collective bargaining agreement with the Screen Actors Guild and Directors Guild of America were successfully renegotiated and became effective as of February 13, 2008 through May 1, 2011.

Piracy of motion pictures, including digital and internet piracy may reduce the gross receipts from the exploitation of the Company’s films

Motion picture piracy is extensive in many parts of the world, including South America, Asia, the countries of the former Soviet Union and other former Eastern bloc countries. Additionally, as motion pictures begin to be digitally distributed using emerging technologies such as the Internet and online services, piracy could become more prevalent, including in the U.S., because digital formats are easier to copy. As a result, users can download and distribute unauthorized copies of copyrighted motion pictures over the Internet. In addition, there could be increased use of devices capable of making unauthorized copies of motion pictures. As long as pirated content is available to download digitally, many consumers may choose to download such pirated motion pictures rather than pay for motion pictures. Piracy of the Company’s films may adversely impact the gross receipts received from the exploitation of these films, which could have a material adverse effect on its business, results of operations or financial condition.

The Company could be adversely affected by rapid technological changes and alternative forms of delivery or storage to remain competitive

The entertainment industry in general and the motion picture and television industries in particular continue to undergo significant technological developments.  Advances in technologies or alternative methods of product delivery or storage or certain changes in consumer behaviour driven by these or other technologies and methods of delivery and storage could have a negative effect on the Company’s business.  Examples of such advances in technologies include video-on-demand, new video formats and downloading and streaming from the internet.  An increase in video-on-demand could decrease home video rentals.  In addition, technologies that enable users to fast-forward or skip advertisements, such as Digital Video Recorders (DVRs), may cause changes in consumer behaviour that could affect the attractiveness of its products to advertisers, and could therefore adversely affect the Company’s revenues.  Similarly, further increases in the use of portable digital devices that allow users to view content of their own choosing while avoiding traditional commercial advertisements could adversely affect the Company’s revenues.  Other larger entertainment distribution companies will have larger budgets to exploit these growing trends.  If the Company cannot successfully exploit these and other emerging technologies, it could have a material adverse effect on its business, results of operations and financial condition.

The Company faces additional risks from doing business internationally

Film and television programming is distributed outside the United States and Canada through third party licensees and revenues is derived from these sources. As a result, the Company’s business is subject to certain risks inherent in international business, many of which are beyond its control. In addition to the currency fluctuation risks described above, these additional risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; and wars and acts of terrorism. Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.

Protecting and defending against intellectual property claims may have a material adverse effect on its business

The Company’s ability to compete depends, in part, upon successful protection of its intellectual property. The Company does not have the financial resources to protect its rights to the same extent as major studios. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries. The Company also distributes its products in other countries in which there is no copyright and trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute its productions or certain portions or applications of the Company’s intended productions, which could have a material adverse effect on its business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company cannot assure you that infringement or invalidity claims will not materially adversely affect its business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Because the Company is a Canadian corporation, it may be difficult to sue or to enforce a judgment against the Company

The Company is a Canadian corporation with its principal place of business in Toronto, Ontario.  Substantially all of the Company’s directors and executive officers and some of the experts named in this report are not residents of the U.S. and virtually all of the assets of these persons and substantially all of the Company’s assets are located outside the U.S.  As a result, it may not be possible for you to serve summons and complaints within the U.S. upon these persons or upon the Company.  Similarly, it may not be possible to enforce in U.S. courts, against such persons or against the Company, judgments of U.S. courts based upon civil liability provisions of the U.S. federal or state securities laws.  In addition, it may be difficult in Canadian courts for you, in original suits or in suits for the enforcement of judgments of U.S. courts, to enforce civil liabilities based upon U.S. federal or state securities laws against the Company or its directors or executive officers, or its experts.  The Company has appointed National Registered Agents, Inc. of Washington, D.C., to act as agent for service of process in any action in any U.S. federal or state court brought against the Company under the securities laws of the U.S.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

“Disclosure Controls and Procedures” are controls and other procedures that are designed to ensure that the information required to be disclosed in the Company’s reports filed or submitted with the Canadian Securities Administrators is recorded, processed, summarized and reported, within the time periods specified with the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed with the Canadian Securities Administrators is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the entity’s disclosure controls and procedures, as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators to provide reasonable assurance that all relevant information is gathered and reported to them on a timely basis so that appropriate decisions can be made regarding public disclosures.

As required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators (“MI 52-109”), the Company’s management with the participation of the Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of August 31, 2007, being the date of the Company’s most recently completed financial year.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of August 31, 2007, as a result of the material weaknesses in internal control over financial reporting described below.

Material Weaknesses

As a result of various audit adjustments relating to the year end August 31, 2007 and restatements relating to fiscal 2006 and 2005, we determined there were a number of control deficiencies that amounted to material weaknesses in internal control over financial reporting as at August 31, 2007, which are summarized below.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

Specifically:

We did not maintain adequate controls over timely communications between departments of information related to developing issues that may impact our financial reporting.  Further we have identified that we had insufficient accounting resources, inadequate training of our finance personnel to address these issues and inadequate period end closing processes and procedures.  These weaknesses resulted in audit adjustments and the restatement of financial results.

We did not have adequate controls and procedures to complete the analysis of expected losses for variable interest entities and determine whether we were the primary beneficiary of certain variable interest entities on a timely basis at the time of origination of the entities and when reconsideration events occur.  We did not have adequate procedures and policies to document all material transactions among our various wholly owned subsidiaries and variable interest entities to be consolidated.  These weaknesses resulted in several variable interest entities for which we were the primary beneficiary not being consolidated.  As a consequence, several audit adjustments were made and the fiscal 2007 interim financial statements are being restated.

We did not have an adequate process to identify whether the U.S. subsidiaries acquired during the year were self sustaining or integrated for the purposes of applying the appropriate foreign currency translation methodology. This deficiency resulted in audit adjustments to shareholders’ equity, investment in film and television programming, intangible assets and goodwill.

There was not an adequate process for accounting for the business combination of Trinity Home Entertainment, LLC to complete an appropriate preliminary allocation of the excess purchase price for the purposes of our consolidated financial statements for the year ended August 31, 2007. This deficiency resulted in audit adjustments to goodwill and intangible assets.

We did not have adequate controls over the capitalization of interest to investment in film and television programming and use of cash by various subsidiaries. This deficiency resulted in audit adjustments and restatement of the financial statements as of and for the year ended August 31, 2006 with respect to amortization of investment in film and television programming, interest expense and investment in film and television programming.

We did not properly identify and implement new pronouncements relating to differences between generally accepted accounting principles in the United States and Canada. This deficiency resulted in audit adjustments to net (loss) earnings under Canadian GAAP and shareholders’ equity under Canadian GAAP in note 33 “United States Generally Accepted Accounting Principles” to our consolidated financial statements for the year ended August 31, 2007.

We did not have a process for identifying penalties on income tax returns not completed on a timely basis.  This deficiency resulted in audit adjustments to and restatement of the financial statements as of and for the year ended August 31, 2006 with respect to selling, general and administrative expenses and accounts payable and accrued liabilities.

We did not have effective controls to identify cash flows related to interest on debt to permit appropriate classification of such payment within the Statement of Cash Flow.  This deficiency resulted in audit adjustments and restatement of the financial statements as of and for the year ended August 31, 2006 with respect to additions to production loans and repayments of production loans in the Statement of Cash Flow.

We did not maintain effective controls over the accounting for income taxes and future income taxes, including the determination and reporting of current income taxes payable and the related future income tax balances. Specifically, we did not have sufficient personnel to enable us to ensure all income tax filings were completed on a timely basis which resulted in an additional accrual of penalties. In addition, as a result of acquiring a number of businesses in foreign jurisdictions during the year, we did not have adequate resources with international tax experience to ensure that the tax positions were appropriate, determined and analyzed, which resulted in an adjustment to our provision for income taxes and related income tax liabilities.

We did not have an adequate process for assessing the carrying value of certain film assets.  This deficiency resulted in a significant reassessment of revenue estimates on a title-by-title basis and the reduction in the carrying value of certain film assets contained within the investment in film and television asset account.

Each of these control deficiencies could result in a material misstatement of the annual financial statements that would not be prevented or detected.

Plan for Remediation of Material Weaknesses

We are undertaking efforts to improve our internal control over financial reporting and to remediate the material weaknesses identified above.  We intend to design, implement and maintain an effective control environment over financial reporting.  We have taken or will take the following actions:

We have hired accounting personnel versed in generally accepted accounting principles, whose primary task will be to ensure accurate financial reporting.

We plan to enhance controls over financial reporting by using a third party accounting firm to assist in US GAAP accounting.

We plan to hire the necessary accounting resources with the required taxation skill set needed for operations in multiple jurisdictions with complex income tax regulations.

We believe that the actions described above and resulting improvements in controls will generally strengthen our disclosure controls and procedures, as well as our internal control over financial reporting, and will, over time, address the material weaknesses that we identified in our internal control over financial reporting as of August 31, 2007.  However, because many of the remedial actions we have undertaken are very recent and many of the controls in our system of internal controls rely extensively on manual review and approval, the successful operation of these controls for, at least, several fiscal quarters may be required prior to our management being able to conclude that the material weaknesses have been remediated.

Changes in Internal Control

There have been no changes in internal control over the most recent interim period that materially affected or could be reasonably likely to materially affect internal control.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on its website at www.peacearch.com and on SEDAR at www.sedar.com.